

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2022

Wing Wah Cheng
Chief Executive Officer
Samfine Creation Holdings Group Limited
Flat B, 8/F, Block 4
Kwun Tong Industrial Centre
436-446 Kwun Tong Road
Kwun Tong, Kowloon
Hong Kong

> **Re: Samfine Creation Holdings Group Limited**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted July 14, 2022**
> **CIK No. 0001926792**

Dear Mr. Cheng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement

General

1. We note your response to comment 12. Please further address the following:

   - Revise the first page of your prospectus cover and your prospectus summary to prominently disclose that you are subject to specific risks as a WFOE conducting printing operations in potential contravention of PRC regulation, which are in addition to the general risks applicable to any China-based issuer. Include a cross-reference to the risk factor on page 36 captioned, "Our operating subsidiaries may be denied permits to print publications in light of its wholly foreign-owned status."

- Revise your risk factor to clearly identify all the risks you face as a WFOE conducting printing operations in potential contravention of PRC regulation and to clearly state, if true, that your business, financial condition, and result of operations may be materially adversely affected if WFOE regulations are enforced against your PRC operating subsidiary.

- We note the statement on page 36, "It is a common practice to use wholly foreign-owned enterprises ('WFOEs') to obtain a printing permit and engage in the printing of publications." Revise to describe the basis of support for this statement or to recharacterize as management's belief.

- Revise the caption on page 90, "Licenses, Permissions, Approvals and Certifications," and the disclosure within this subsection and elsewhere to refer to all regulatory approvals, and not limited to specified types of approvals. Additionally revise the first sentence of this subsection to remove the materiality limitation and clearly state that you and your subsidiaries have obtained all requisite regulatory approvals to operate your business. Include a cross-reference to the two related risk factors on pages 36 and 37.

Prospectus Summary
Permission Required from the PRC Authorities, page 7

2. We note your revised disclosure regarding the licenses, permissions, or approvals required for conducting your operations in China, which are specified to be "namely business licenses and printing operation license from the PRC authorities." Please revise the quoted text to additionally refer to printing permits, as these appear necessary for conducting your operations. More generally, ensure you disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business, as requested by prior comment four.

Permission Required from Hong Kong Authorities, page 7

3. We note your revisions in response to comment four. Please further revise this subsection to conform to your disclosure regarding PRC regulators, specifically by addressing each of the elements identified in the fourth bullet point of our comment with respect to Hong Kong regulators. Please also clearly state whether the potential consequences could include a material adverse effect on your operations in Hong Kong.

Related Party Transactions
Due from Related Parties, page 117

4.   We note your response to comment 14. Please revise the table of amounts due from related parties and narrative thereafter to comply with Item 7.B.2 of Form 20-F, which requires disclosure of the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date. Additionally revise your disclosure regarding repayment to identify the repayment date and amount repaid by each related party. Conform as appropriate related disclosure on page 75, which we note refers to repayment "upon listing" and does not discuss the further advance and repayment during 2021 described on page 117. Please also resolve the apparent inconsistency between disclosure on page 86, which appears to identify Mr. Zheng Hongrong as a related party, and your list of related parties on page 117.

You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li